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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): []

Note:    Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): []

Note:    Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

.

MINEFINDERS CORPORATION LTD.
(An Exploration Stage Company)
Supplementary Information
United States Generally Accepted Accounting Principles
(Thousands of United States dollars, except number of shares and per share data)
(Unaudited)

September 30, 2006

        The Company has previously reported its financial statements in accordance with Item 17 under Form 20-F, including the applicable United States generally accepted accounting principles ("US GAAP") reconciliation requirements. In order to be eligible for use of the SEC's registration statement on Form F-10, the Company must reconcile its financial statements pursuant to Item 18 under Form 20-F, which requires more detailed reconciliation with US GAAP and the rules and regulations promulgated by the SEC. This "Supplementary Information, United States Generally Accepted Accounting Principles" section supplements the Company's September 30, 2006 third quarter financial statements in order to comply with Item 18 under Form 20-F. This section should be read in conjunction with the unaudited September 30, 2006 financial statements of the Company.

        The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from US GAAP. The effect of such differences on the Company's consolidated financial statements is set out below:

  (a)
  Mineral exploration expenditures

    Under Canadian GAAP expenditures on specific properties are capitalized until such time as it is established that no economically recoverable deposit exists, or the properties are sold or abandoned; related cash flows are reported as investing activities. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred and the related cash flows be reported as operating activities. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statements of Loss and Deficit and the Statements of Cash Flows would report the expenditures as operating activities.

  (b)
  Comprehensive income (loss)

    US GAAP requires the Company to present comprehensive income. Comprehensive Income comprises the Company's net loss and all changes to shareholders' equity except those resulting from investments or distributions to owners. Foreign exchange adjustments resulting from the translation of deferred mineral exploration costs have been excluded from the calculation of comprehensive loss as such costs would have been charged to expense as incurred under US GAAP.

  (c)
  Stock option compensation

    Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method to, and re-stated, all prior periods. The Company has also early-adopted the fair-value-based method under US GAAP as allowed under SFAS 123R, "Share-Based Payment" using the modified retrospective application. Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the period presented.

            The cumulative adjustment for the initial adoption of SFAS 123(R) of $3,438 was included in the net loss from inception to September 30, 2006 under US  GAAP.

            In 2003, the shareholders approved a new stock option plan for directors, officers, employees and certain consultants ("the 2003 Plan") and terminated the 1998 Plan so that no new grants could be made from that plan. The termination of the 1998 Plan did not cause the cancellation of options outstanding under that plan. In May 2006, the shareholders approved an increase in the number of shares available for grant under the 2003 Plan by 3,417,980. The term of options granted cannot exceed five years. The vesting of each option is determined by the Board of Directors and the exercise price is the fair market value of the Company's shares at the date of grant. At September 30, 2006 2,469,000 shares were available for future grants under the Company's 2003 Plan.

            The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on employee exercise and post-vesting employment termination behavior. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

            All options granted and outstanding during the three and nine month period ended September 30, 2006 and 2005 were fully exercisable on the various grant dates. The weighted average grant-date fair value of options granted during the three and nine month period ended September 30, 2006 was Cdn $9.00 per option (three and nine month period ended September 30, 2005 — Cdn $nil).

            The total intrinsic value of options exercised in the three month periods ended September 30, 2006 and 2005 was Cdn $281 and nil, respectively. The total intrinsic value of options exercised in the nine month periods ended September 30, 2006 and 2005 was Cdn $1,196 and Cdn $699, respectively. The total intrinsic value and weighted average contractual term of vested options at September 30, 2006 is Cdn $12,137 and 2.54 years, respectively.

            During the three and nine month period ended September 30, 2006 and 2005, $902 and nil, respectively, of stock based compensation related to development at Dolores was capitalized under US GAAP.

        Changes in options in the nine months ended September 30, 2006:

	Number of Options	Weighted Average Exercise Price Cdn$
Outstanding at December 31, 2005	3,745,000	$6.95
Granted	1,140,000	9.00
Cancelled	(110,000)	10.03
Exercised	(263,000)	4.85

Outstanding at September 30, 2006	4,512,000	$7.52

        The impact of the above on the financial statements is as follows:

Statements of Loss and Comprehensive Loss — US GAAP

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Net loss per Canadian GAAP	$(909)	$(1,416)	$(5,401)	$(3,902)
Adjustments related to:
Mineral exploration expenses	(1,573)	(1,982)	(10,958)	(4,863)

Net loss per US GAAP	(2,482)	(3,398)	(16,359)	(8,765)
Foreign exchange adjustment	129	1,855	2,703	1,018

Comprehensive loss per US GAAP	$(2,353)	$(1,543)	$(13,656)	$(7,747)

Loss per share, basic and diluted	$(0.05)	$(0.09)	$(0.38)	$(0.24)

Statements of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Cash flows used in operating activities per Canadian GAAP	$(1,704)	$(722)	$(3,307)	$(1,432)
Adjustments for exploration costs	(4,833)	(1,942)	(11,245)	(6,555)

Cash flows used in operating activities per US GAAP	(6,537)	(2,664)	(14,552)	(7,987)

Cash flows used in investing activities per Canadian GAAP	(22,601)	(1,947)	(37,334)	(6,595)
Adjustment for exploration costs	4,833	1,942	11,245	6,555

Cash flows used in investing activities per US GAAP	$(17,768)	$(5)	$(26,089)	$(40)

Balance Sheets

	September 30, 2006	December 31, 2005
Shareholders' equity per Canadian GAAP	$169,782	$86,328
Adjustments related to mineral exploration expenses	(67,331)	(53,697)

Shareholders' equity per US GAAP	$102,451	$32,631

  (d)
  Exploration stage company

  The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company are required under US GAAP:

Consolidated summarized statement of loss and deficit — US GAAP
For the period from inception to September 30, 2006

Mineral exploration expenses	$(65,551)
Administrative and other costs	(26,689)
Interest income	5,154

Net loss from inception to September 30, 2006, being the deficit accumulated during the exploration stage	$(87,086)

Consolidated summarized statement of cash flows — US GAAP
For the period from inception to September 30, 2006

Cash flows used in operating activities	$(69,703)
Cash flows used in investing activities	(26,978)
Cash flows provided by financing activities	160,651
Effect of exchange rates on cash and cash equivalents	9,262

Cumulative increase in cash and cash equivalents from inception being Cash and Cash equivalents, September 30, 2006	$73,232

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date: November 29, 2006
	By:	/s/ MARK H. BAILEY Mark H. Bailey Chief Executive Officer

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MINEFINDERS CORPORATION LTD. (An Exploration Stage Company) Supplementary Information United States Generally Accepted Accounting Principles (Thousands of United States dollars, except number of shares and per share data) (Unaudited)
SIGNATURES